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August 26, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     ATTN.: Ms. Patsy Mengiste
            Document Control - EDGAR

RE:  RiverSource Series Trust
        Columbia Marsico Flexible Capital Fund (the "Fund")

     Post-Effective Amendment No. 13
     File No. 333-131683/811-21852

Dear Ms. Mengiste:

Registrant is filing Post-Effective Amendment No. 13 on Form N-1A pursuant to Rule 485(a)(2) for the purpose of adding the historical performance of the Subadviser's direct-sold registered investment company account, Marsico Flexible Capital Fund, to the prospectus. The Registrant respectively requests accelerated review of this Amendment to Registration Statement to accommodate an anticipated launch of the Fund on or about September 22, 2010.

If you have any questions regarding this filing, please contact Joseph L D'Alessandro at 212-850-1703 or Katina Walker at 612-671-6990.

Sincerely,


/s/ Scott R. Plummer
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Scott R. Plummer
Vice President,
General Counsel and Secretary
RiverSource Series Trust